FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2005

Commission File Number 1-4620

Crystallex International Corporation (Translation of registrant’s name into English)

18 King Street East, Suite 1210, Toronto, Ontario M5C 1C4 Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ ]          Form 40-F [x]

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country” , or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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For Immediate Release

June 22, 2005

Crystallex Reports Grade Results from Las Cristinas 2005 Infill Drill Program

TORONTO, ONTARIO, June 22, 2005 – Crystallex International Corporation (TSX: KRY) (Amex: KRY) today reported the assay results for the follow up Las Cristinas infill drilling program comprising 5,551 meters in 14 holes that was initiated in January 2005. Crystallex implemented this program to upgrade inferred resources to proven and probable reserves at Las Cristinas in order to update the current reserves. Results for all the principal mineralized intervals of the infill drilling program are tabulated below and the location of the collar positions are shown in Figure 1.

The purposes of the infill drill program were:

•	to confirm the continuity and grade of the westward-dipping ore body in the western and southern parts of the modeled Conductora – Cuatro Muertos pit shell;

•	to increase the level of confidence regarding the distribution and grade of the ore body to the extent that inferred resources could be upgraded to indicated resources;

•	to incorporate the newly defined indicated resources into a revised Las Cristinas resource and reserve model to be completed by Mine Development Associates (“MDA”) of Reno, Nevada for release by Crystallex in early July 2005.

Todd Bruce, Crystallex President and CEO, commented, “These results again show the remarkable continuity of the ore bodies and consistency in grade of the mineralized zones in the Conductora – Cuatro Muertos area. The drill program confirms the presence of a SW-striking, high grade core zone in the southern part of the Conductora area. We are presently updating all of our current data and analysis in respect of the Las Cristinas deposit and expect that the updated reserve calculations incorporating these drill results, currently being prepared by Mine Development & Associates (“MDA”) , should be released in the first part of July.”

Table 1           - Assay results for the principal mineralized intervals intersected in the 14 hole 2005 program conducted in the Conductora – Cuatro Muertos area of the Las Cristinas deposit.

Table 1
Hole No	Mineralization Intersection (meters)					Gold Grade (g/t)
	Est. Vertical Depth (m)	Downhole			Est. True Width (m)
		From (m)	To (m)	Length (m)

K5CO1148	143.8	153	251	98	94.7	1.54
Includes	207.7	221	251	30	29.0	2.67

K5CO1149	0.0	0	48	48	46.4	0.82
and	92.1	98	154	56	54.1	0.95

K5CO1150	108.3	125	203	78	77.7	0.88
and	195.7	226	274	48	47.8	0.92

K5CO1151	250.3	289	372	83	82.9	*2.17

K5CO1152	138.1	143	226	83	79.4	1.17

K5CO1153	170.2	180	257	77	74.7	1.45
and	261.0	276	407	131	127.1	1.74

K5CO1154	77.1	82	215	133	129.0	1.6
and	217.1	231	287	56	54.3	1.55

K5CO1155	185.5	192	219	27	26.0	0.58
and	236.7	245	288	43	41.3	0.55

K5CO1156	47.1	52	94	42	41.2	1.97
and	135.0	149	186	37	36.3	0.85
and	182.2	201	257	56	55.0	1.04

K5CO1157	146.8	162	205	43	42.2	0.96
and	195.8	216	244	28	27.5	0.64

K5CO1158	73.3	78	94	16	15.7	*6.05
and	289.4	308	368	60	58.9	0.86
and	357.1	380	496	116	113.9	1.71

K5CO1159	270.7	279	292	13	11.6	1.29
and	298.9	308	337	29	28.1	1.01
and	341.5	352	429	77	72.4	1.76

K5CO1160	42.7	46	51	5	4.7	*13.65
and	298.6	322	413	91	85.5	1.59

K5CO1161	288.6	295	371	76	71.4	1.37

Notes:
*Gold grades from individual 1m samples are capped at 40g/t.

Drilling at Las Cristinas was carried out by Major Drilling of Moncton, New Brunswick, under the direction of Dr. Richard Spencer, Crystallex’s VP of Exploration, and Dr Luca Riccio, P.Geo, consultant to Crystallex and a qualified person according to NI 43-101, who reviewed the assay results and the content of the press release. All bore holes were inclined due east at angles that range from 65 to 78 degrees from the horizontal. Assays were conducted on ½ NQ core sampled at continuous 1 meter intervals. In-house standards were inserted every 20 samples, and assay blanks every 50 samples. Duplicate assays were carried out, on average, on every 12th sample. Core samples as well as standards, blanks and coarse rejects for quality control, were prepared at Societe Generale de Surveillance’s (“SGS”) sample preparation laboratory in Tumeremo, Venezuela, and subsequently assayed at SGS’s analytical laboratory in Lakefield, Ontario.

About Crystallex
Crystallex International Corporation is a Canadian based gold producer with significant operations and exploration properties in Venezuela. The Company’s principal asset is the Las Cristinas property in Bolivar State that is currently under development and which is expected to commence commercial gold production in the second half of 2006 at an initial annualized rate of some 300,000 ounces. Other assets include the Tomi Mine, the La Victoria Mine and the Revemin Mill. Crystallex shares trade on the TSX (symbol: KRY) and AMEX (symbol: KRY) Exchanges.

For Further Information:
INVESTOR RELATIONS CONTACT: A. RICHARD MARSHALL, VP AT (800) 738-1577
VISIT US ON THE INTERNET: HTTP://WWW.CRYSTALLEX.COM OR EMAIL US AT: INFO@CRYSTALLEX.COM

NOTE: This Release may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Crystallex, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements.  Specific reference is made to “Narrative Description of the Business – Risk Factors’ in the Company’s Annual Information Form (“AIF”). Forward-looking statements in this release including, without limitation to, statements regarding the expectations and beliefs of management include the following: gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Risk Factors” in Crystallex’s AIF, annual report, and elsewhere in documents filed from time to time with the Canadian provincial securities regulators, the United States Securities and Exchange Commission (“SEC”) , and other regulatory authorities.

ADDITIONALLY: The terms “Mineral Reserve”, “Proven Mineral Reserve" and “Probable Mineral Reserve” used in this release are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM. These definitions differ from the definitions in the United States Securities & Exchange Commission (“SEC”) Guide 7. In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

The terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource,” “Inferred Mineral Resource” used in this release are Canadian mining terms as defined in accordance with National Instruction 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

For a detailed discussion of resource and reserve estimates and related matters see the Company’s technical reports, including the Annual Information Form and other reports filed by the Crystallex on www.sedar.com.

A qualified person has verified the data contained in this release.

NOTE TO U.S. INVESTORS: While the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies in SEC filings. With respect to “indicated mineral resource” and “inferred mineral resource” there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It can not be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

The Toronto Stock Exchange has not reviewed this release and does not accept responsibility for the adequacy or accuracy of this news release.

Figure 1.           Las Cristinas:  Location of Collar Positions

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Crystallex International Corporation (Registrant)

By: /s/ Daniel R. Ross (Signature)*

Date June 22, 2005

Daniel R. Ross, Executive Vice President and Corporate Counsel

* Print the name and title of the signing officer under his signature.